UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549
SCHEDULE 13G
Under the Securities Exchange Act of 1934
(Amendment No. __)*
Broadpoint Securities Group, Inc. (f/k/a First Albany Companies Inc.)

(Name of Issuer)
Common Stock, $0.01 par value per share

(Title of Class of Securities)
11133V108

(CUSIP Number)
March 4, 2008

(Date of Event Which Requires Filing of this Statement)
Check the appropriate box to designate the rule pursuant to which this Schedule is filed:
☐ Rule 13d-1(b)
☑ Rule 13d-1(c)
☐ Rule 13d-1(d)
*The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosures provided in a prior cover page.
The information required in the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes)

CUSIP No.	11133V108	13G	Page	2	of	8	Pages

1	NAMES OF REPORTING PERSONS. I.R.S. Identification Nos. of above persons (entities only). Mast Credit Opportunities I Master Fund Limited

2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE INSTRUCTIONS)
(a) ☐
(b) ☐

3	SEC USE ONLY

4	CITIZENSHIP OR PLACE OF ORGANIZATION

Cayman Islands

	5	SOLE VOTING POWER

NUMBER OF		7,058,824 shares of Common Stock

SHARES	6	SHARED VOTING POWER
BENEFICIALLY
OWNED BY		0

EACH	7	SOLE DISPOSITIVE POWER
REPORTING
PERSON		7,058,824 shares of Common Stock

WITH:	8	SHARED DISPOSITIVE POWER

0

9	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

7,058,824 shares of Common Stock

10	CHECK IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS)

☐

11	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9)

10.2%

12	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS)

CO

CUSIP No.	11133V108	13G	Page	3	of	8	Pages

1	NAMES OF REPORTING PERSONS. I.R.S. Identification Nos. of above persons (entities only). Mast Capital Management LLC

2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE INSTRUCTIONS)
(a) ☐
(b) ☐

3	SEC USE ONLY

4	CITIZENSHIP OR PLACE OF ORGANIZATION

Delaware

	5	SOLE VOTING POWER

NUMBER OF		7,058,824 shares of Common Stock

SHARES	6	SHARED VOTING POWER
BENEFICIALLY
OWNED BY		0

EACH	7	SOLE DISPOSITIVE POWER
REPORTING
PERSON		7,058,824 shares of Common Stock

WITH:	8	SHARED DISPOSITIVE POWER

0

9	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

7,058,824 shares of Common Stock

10	CHECK IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS)

☐

11	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9)

10.2%

12	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS)

IA

CUSIP No.	11133V108	13G	Page	4	of	8	Pages

1	NAMES OF REPORTING PERSONS. I.R.S. Identification Nos. of above persons (entities only). Christopher B. Madison

2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE INSTRUCTIONS)
	(a) ☐
	(b) ☐

3	SEC USE ONLY

4	CITIZENSHIP OR PLACE OF ORGANIZATION

	USA

	5	SOLE VOTING POWER

NUMBER OF		0

SHARES	6	SHARED VOTING POWER
BENEFICIALLY
OWNED BY		7,058,824 shares of Common Stock

EACH	7	SOLE DISPOSITIVE POWER
REPORTING
PERSON		0

WITH:	8	SHARED DISPOSITIVE POWER

		7,058,824 shares of Common Stock

9	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

	7,058,824 shares of Common Stock

10	CHECK IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS)

	☐

11	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9)

	10.2%

12	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS)

	IN

CUSIP No.	11133V108	13G	Page	5	of	8	Pages

1	NAMES OF REPORTING PERSONS. I.R.S. Identification Nos. of above persons (entities only). David J. Steinberg

2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE INSTRUCTIONS)
	(a) ☐
	(b) ☐

3	SEC USE ONLY

4	CITIZENSHIP OR PLACE OF ORGANIZATION

	USA

	5	SOLE VOTING POWER

NUMBER OF		0

SHARES	6	SHARED VOTING POWER
BENEFICIALLY
OWNED BY		7,058,824 shares of Common Stock

EACH	7	SOLE DISPOSITIVE POWER
REPORTING
PERSON		0

WITH:	8	SHARED DISPOSITIVE POWER

		7,058,824 shares of Common Stock

9	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

	7,058,824 shares of Common Stock

10	CHECK IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS)

	☐

11	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9)

	10.2%

12	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS)

	IN

CUSIP No.	11133V108	13G	Page	6	of	8	Pages

Item 1.(a) Name of Issuer
               Broadpoint Securities Group, Inc. (f/k/a First Albany Companies Inc.)
Item 1.(b) Address of Issuer’s Principal Executive Offices
               677 Broadway, Albany, New York 12207
Item 2.(a) Name of Persons Filing
This joint statement on Schedule 13G is being filed by Mast Credit Opportunities I Master Fund Limited, Mast Capital Management LLC, David J. Steinberg and Christopher B. Madison who are collectively referred to as the “Reporting Persons.” Messrs. Steinberg and Madison (the “Managers”) are the managers of Mast Capital Management LLC (“Capital”), which serves as the investment adviser for Mast Credit Opportunities I Master Fund Limited (the “Fund”). The Reporting Persons have entered into a Joint Filing Agreement, dated as of the date hereof, a copy of which is filed with this Schedule 13G as Exhibit 1 (which is incorporated herein by reference), pursuant to which the Reporting Persons have agreed to file this statement jointly in accordance with the provisions of Rule 13d-1(k) under the Act.
Item 2.(b) Address of Principal Business Office or, if none, Residence
The principal business office of the Fund with respect to the shares reported hereunder is c/o Goldman Sachs (Cayman) Trust, Limited, P.O. Box 896 GT, Harbour Centre, 2nd Floor, North Church Street, George Town, Cayman Islands.
The principal business office for Capital and each of the Managers with respect to the shares reported hereunder is 535 Boylston Street, Suite 401, Boston, MA 02116.
Item 2.(c) Citizenship
Capital is a Delaware limited liability company. The Fund is a Cayman Islands exempted company. The Managers are U.S. citizens.
Item 2.(d) Title of Class of Securities
                Common Stock, $0.01 par value per share (the “Common Stock”)
Item 2.(e) CUSIP Number
                11133V108
Item 3. If this statement is filed pursuant to §§240.13d-1(b) or 240.13d-2(b) or (c), check whether the person filing is a:
                N/A

CUSIP No.	11133V108	13G	Page	7	of	8	Pages
Item 4. Ownership.
In the aggregate, as of March 4, 2008, the Reporting Persons beneficially own 7,058,824 shares of the Issuer’s Common Stock, representing approximately 10.2% of such class of securities. The beneficial ownership of each Reporting Person as of March 4, 2008 is as follows: (i) the Fund is the direct owner of 7,058,824 shares of Common Stock representing approximately 10.2% of the class, and (ii) Capital, as the investment adviser to the Fund, and Messrs. Madison and Steinberg, as the managers of Capital, share voting and investment control over the Issuer’s Common Stock held by the Fund. The percentage of the Common Stock beneficially owned by each Reporting Person is based on a total of 69,477,841 shares of Common Stock of the Issuer outstanding as of the close of business on March 4, 2008 as reported in the current report of the Issuer on Form 8-K filed on March 6, 2008.
Item 5. Ownership of Five Percent or Less of a Class
N/A
Item 6. Ownership of More than Five Percent on Behalf of Another Person.
N/A

Item 7.	Identification and Classification of the Subsidiary Which Acquired the Security Being Reported on By the Parent Holding Company
N/A
Item 8. Identification and Classification of Members of the Group
N/A
Item 9. Notice of Dissolution of Group
N/A
Item 10. Certification
          By signing below I certify that, to the best of my knowledge and belief, the securities referred to above were not acquired and are not held for the purpose of or with the effect of changing or influencing the control of the issuer of the securities and were not acquired and are not held in connection with or as a participant in any transaction having that purpose or effect.

SIGNATURE
After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

March 10, 2008	MAST CREDIT OPPORTUNITIES I MASTER FUND LIMITED

	By: Name:	/s/ Christopher B. Madison Christopher B. Madison
	Title:	Director

MAST CAPITAL MANAGEMENT LLC

	By:	/s/ Christopher B. Madison

	Name:	Christopher B. Madison
	Title:	Manager

Christopher B. Madison

/s/ Christopher B. Madison

David J. Steinberg

/s/ David J. Steinberg

Exhibit 1
JOINT FILING AGREEMENT
Pursuant to Rule 13d-1(k)(1) under the Securities Exchange Act of 1934, as amended, the undersigned hereby agree, as of March 10, 2008, that only one statement containing the information required by Schedule 13G, and each amendment thereto, need be filed with respect to the ownership by each of the undersigned of shares of Common Stock of Broadpoint Securities Group, Inc., formerly known as First Albany Companies, Inc., and such statement to which this Joint Filing Agreement is attached as Exhibit 1 is filed on behalf of each of the undersigned.

MAST CREDIT OPPORTUNITIES I MASTER FUND LIMITED

By: Name:	/s/ Christopher B. Madison Christopher B. Madison
Title:	Director

MAST CAPITAL MANAGEMENT LLC

By:	/s/ Christopher B. Madison

Name:	Christopher B. Madison
Title:	Manager

Christopher B. Madison

/s/ Christopher B. Madison

David J. Steinberg

/s/ David J. Steinberg